Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone   (61 2) 8232 3333
Facsimile   (61 2) 8232 4300
Internet http://www.macquarie.com.au



23 September 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

 

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to
satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies

Australia and Worldwide

No.1 Martin Place	Telephone	(61 2) 8232 3333
Sydney NSW 2000	Facsimile	(61 2) 8232 7780
GPO Box 4294	Internet http://www.macquarie.com.au	
Sydney NSW 1164		

21 September 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 18 September 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.000%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 18 September 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com